Exhibit 14

Code of Ethics

RYU CODE OF CONDUCT

Purpose

This Code of Conduct contains general guidelines for conducting the business of RYU consistent with the highest standards of business ethics. To the extent that this Code requires a higher standard than required by commercial practice or applicable laws, rules or regulations, we adhere to these higher standards.

This Code applies to all of RYU’s directors, officers and employees, and references to employees encompass all persons covered by this Code.

Commitment to Ethical Behavior

RYU is committed to maintaining the highest standard of business ethics. All employees are expected to act at all times in a way that reflects favorably on them, on RYU and on their co-workers and to avoid anything that may interfere with RYU’s operation or with the rights of others. All employees are responsible and accountable for adhering to this Code of Conduct and demonstrating honesty, integrity, and respect in their work and in their interactions with others, including fellow employees, stockholders, collaborators, customers, vendors, and everyone else.

Among other things, RYU expects and demands that all employees will:

•	Comply with all applicable laws and regulations

•	Comply with the specific policies set forth in this Code of Conduct and with all other RYU policies

•	Report any suspected violations of law or RYU policy to the appropriate RYU officer

•	Cooperate with and support RYU’s investigation of any suspected violations, and with any necessary corrective measures

Compliance with Law

RYU and its employees are subject to various Federal and State laws and regulations. Some of them apply to everyone or to all companies; others apply to us because RYU’s issues publicly traded securities, or because we are developing MMA based apparel products. Regardless of the source of the law or regulation, everyone at RYU is obligated to comply at all times and in all respects with all applicable laws and regulations.
Some of the laws that apply to RYU are described below.

Insider Trading and Fair Disclosure. Employees at RYU are likely to posses information about RYU (or about another RYU) that is not known to the general public and that is “material:” that is, if it were known to a reasonable investor, it could affect the investor’s decision to buy, sell or hold RYU’s stock. Federal and state laws prohibit trading in RYU stock or other securities while in the possession of material, nonpublic information about RYU whose stock is being traded. They also prohibit “tipping” other people about such information so that they can trade, and selective disclosure of such information on behalf of RYU. RYU employees must comply strictly with these prohibitions.

RYU’s Insider Trading Policy provides more details about the policy and procedures for trading RYU stock.

Accounting and Disclosure Controls. Federal law obligates RYU to disclosure certain information about RYU and its activities in reports filed with the Securities and Exchange Commission. Those reports, which may include RYU’s financial statements, must be complete and accurate. Under the direction of the CEO and CFO, RYU has designed a set of internal controls and disclosure controls to ensure that all material information about RYU is reported to the appropriate RYU officers so that it can be reflected, if appropriate, in RYU’s SEC filings, and that all our financial reports are complete, accurate, and reliable. All RYU employees must comply with those accounting controls and disclosure controls and with the requirements of applicable accounting and auditing standards. That includes promptly reporting to his or her supervisor any significant event or occurrence (whether positive or negative) that arises in the course of the employee’s work. It also includes reporting immediately to the CEO or CFO any actual or suspected breaches or violations of RYU’s internal controls or any actual or suspected fraudulent or questionable transactions or occurrences (e.g., embezzlement, forgery or alteration of checks and other documents, theft, misappropriation or conversion to personal use of RYU assets, and falsification of records). Employees are also encouraged to bring to the attention of any of those officers any changes that may improve RYU’s system of internal controls or disclosure.

Antitrust laws. Federal and state antitrust laws prohibit price-fixing, conspiracies to restrain competition, and other related activities. Examples of potentially illegal activities include:

•	Agreeing with competitors to fix prices or other terms of sale.
•	Boycotting or otherwise refusing to deal with certain suppliers or customers.
•	Dividing sales opportunities with competitors by territory or product line.
•	Pricing to drive a competitor out of business.
•	Disparaging, misrepresenting, or harassing a competitor.

The antitrust laws are complex and fact-specific, especially as they interact with patent law. Any employee who has a question regarding how those laws apply to RYU’s activities should consult with the CEO or CFO.
Litigation documents. If RYU becomes involved in litigation or other legal proceedings (including government investigations), no documents relating in any way to those proceedings may be altered or destroyed except as authorized by the CEO or CFO.

False claims, bribes, kickbacks, and fraud. The Foreign Corrupt Practices Act (FCPA), which applies to all U.S. citizens and employees and agents of U.S. corporations regardless of their nationality, prohibits giving or promising anything of value to any foreign government official or candidate for public office in order to obtain or retain business. The FCPA also applies when an intermediary is used to facilitate a transaction between a RYU and a public official. RYU employees who deal with foreign government officials, or with anyone whom RYU engages to assist in obtaining or maintaining government contracts or other business opportunities in countries outside the United States, must take care to ensure strict compliance with the FCPA. Laws regarding reimbursement of expenses for government personnel vary, and the propriety of any particular payment should be reviewed with the CEO or CFO.

This is not an exhaustive list of the legal requirements that may apply to RYU or its activities. Any employee who has questions about the requirements of law or how to comply should ask his or her supervisor or the CEO or CFO.

Compliance with Policies on Employee Conduct

In addition to complying with the law, RYU employees must comply with RYU’s policies on employee conduct. Most of these policies are matters of common sense and fairness that would apply in any business. Some of them reflect the special nature of companies like RYU that depend on proprietary information and intellectual property. In general, these policies require employees to refrain from any behavior that might be harmful to them, to other RYU employees, or to RYU.

Conflicts of Interest. All employees, from executive officers on down, have a duty of loyalty to RYU and its stockholders. Although RYU strives to unify the economic interests of RYU employees and RYU stockholders, through employee stock options and other programs, those interests could conflict with an employee’s outside personal financial interests. All such conflicts should be avoided. An employee must not knowingly place himself or herself in a position that would have the appearance of being, or could be construed to be, in conflict with the interests of RYU.

RYU requires that employees disclose any situations that reasonably would be expected to give rise to a conflict of interest. If an employee suspects that he or she has a conflict of interest, or something that others could reasonably perceive as a conflict of interest, the employee must report it to his or her supervisor or other appropriate party.
The following are examples of potential conflicts of interest:

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Accepting Gifts and Entertainment. Accepting from a vendor or contractor any gift of more than nominal value or entertainment that is more than a routine social amenity can appear to be an attempt to influence the recipient into favoring a particular vendor or contractor.

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Outside Activities. Engaging in consulting or other outside activities that materially encroach on the time or attention which should be devoted to the employee’s duties; adversely affect the quality of work performed; compete with RYU’s activities; imply sponsorship or support by RYU of the outside employment or organization; or adversely affect the good name of RYU. All consulting and outside employment by RYU employees requires the prior written approval of the employee’s supervisor.

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Interests in Other Businesses. Having a financial interest (whether as investor, lender, employee or other service provider) in a RYU competitor, or having a financial interest in a RYU vendor with whom the employee or a subordinate deals in the course of his or her job with RYU.

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Using RYU Resources for Personal Economic Benefit. Although RYU policy permits reasonable incidental use of RYU telephone, computer, and other office equipment for personal reasons, no employee may make a significant use of RYU property, facilities or physical resources, or any use of proprietary RYU information, for the employee’s personal economic benefit. No employee may knowingly take advantage of a business opportunity, such as rights to a product or process, that rightfully belong to RYU.

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Actions of Family Members. The actions of family members outside the workplace may also give rise to the conflicts of interest described above because they may influence an employee’s objectivity in making decisions on behalf of RYU. For purposes of this Code, “family members” include an employee’s spouse or life partner, brothers, sisters and parents, in-laws and children whether such relationships are by blood or adoption.

Other Policies. RYU policies also prohibit the following:

i.  Falsifying, making a material omission from or concealing any record of RYU or otherwise violating RYU’s record-keeping policy.

ii.  Using or possessing illegal drugs while on RYU premises or while on duty.

iii.  Using or disclosing confidential information, belonging to RYU or to a third party, in violation of the Proprietary Information and Inventions Agreement.

iv.  Violating safety or health rules or practices or engaging in conduct that creates a safety or health hazard.

v.  Harassing or unlawfully discriminating against another employee, a consultant, contractor, visitor, or any other person.

vi.  Covering up the violation by another person of any of these policies or of applicable law, or retaliating against anyone for reporting such a violation.

Reporting Violations

All employees have a responsibility to report violations of this Code of Conduct, including any violations of the laws, rules, regulations or policies that apply to RYU. An employee should report suspected violations to his or her supervisor. However, if uncomfortable reporting a suspected violation to one’s supervisor, an employee may report violations to the CFO or the CEO. In addition, any employee may report a violation to the Chair of the Audit Committee of the Board of Directors. Reports should be in writing whenever practical. All reports of suspected violations will be handled sensitively and with discretion. RYU and all persons receiving reports will protect an employee’s confidentiality to the extent possible consistent with law and RYU’s need to investigate the report. Employees may make such reports anonymously, although in some cases it will be difficult to investigate a violation without knowing the identity of the employee who reported it. No employee will be retaliated against for any good faith report of a suspected violation, even if, after investigation, RYU concludes that no actual violation occurred.

Response to Reports of Violations

RYU management or the Board of Directors will investigate any report of violation of this Code of Conduct. All employees are required to cooperate with and support RYU’s investigation of any suspected violations. If a violation is found to have occurred, RYU will take appropriate disciplinary action, up to and including termination of employment, and any other corrective action (e.g., correction of records or filings) that is appropriate under the circumstances. Furthermore, RYU employees who violate the law or this Code may expose themselves to substantial civil damages, criminal fines and prison terms. RYU may also face substantial fines and penalties and may incur damage to its reputation in the community.

Waiver

Waivers of this Code will be granted only in extraordinary circumstances. Waivers of this Code with respect to non-executive employees may be made only by an executive officer of RYU. Any waiver of this Code with respect to a director, executive officer or other CFO may be made only by the Board of Directors and will be disclosed to the public as required by law and any applicable exchange rules.

Ethics Above All

Ethical conduct in all things is an essential part of RYU’s values. In addition to complying strictly with laws, regulations, and policies, all RYU employees are expected to behave ethically at all times. Everyone at RYU should take seriously any questions of the ethics of RYU activities presented in good faith by any employee. No employee will be required to act in a way that he or she, after serious consideration and discussion, finds to be unethical.

Any employee who has any questions about these guidelines may contact a supervisor, CEO or CFO.